United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                 Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

ISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE
On September 23, 2010, at 10:30 am, Messrs. Renato da Cruz Gomes — Chairman of the Meeting, Jorge Luiz Pacheco, José Ricardo Sasseron, Sandro Kohler Marcondes, Oscar Augusto de Camargo Filho, Eduardo Fernando Jardim Pinto and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Hajime Tonoki and Paulo Sergio Moreira da Fonseca, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously decided about the following subject: “3.2.22. HONG KONG LISTING — ... Therefore, the Board of Directors resolved, upon the favorable report issued by the Strategic Committee, (i) to approve the listing of Vale’s common and preferred class “A” shares (the Golden Shares held by the Brazilian Government excluded), in the form of Hong Kong Depositary Receipts (the “HDRs”) on the Stock Exchange of Hong Kong Limited (the “Proposed Listing”), and (ii) to delegate to the Executive Officers Board the power and authority to approve all further action or actions as may be necessary or advisable to effect the foregoing Proposed Listing, including but not limited to the issuance, execution and delivery of all ancillary documents, certificates, instruments and agreements, and the engagement of the financial and legal advisors, as well as the auditors in the context of the Proposed Listing. ...” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, September 23, 2010.
Maria Isabel dos Santos Vieira
Secretary of the Meeting

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2010	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations